September 27, 2019

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002119B (the “Bond”) issued by the ICI Mutual Insurance Company of Washington, DC the amount of $38,000,000 covering the period July 31, 2019 through July 31, 2020 (EXHIBIT 99-1);

2.

A certified copy of resolutions adopted by a majority of the Trustees who are not “interested persons” of each of the registrants, at a meeting held on July 15, 2019, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

3.

A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of June 30, 2019 (EXHIBIT 99-3); and

5.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2019, by and among the joint insureds under the Bond (EXHIBIT 99-4).

Pioneer Family of Funds.

60 State Street

Boston, MA 02109-1820

Telephone: 617-742-7825

The Bond provides total fidelity coverage of $38,000,000 for 29 registrants associated with Amundi Pioneer Asset Management USA, Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2019 to July 31, 2020.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan

Carol B. Hannigan
Assistant Secretary, Pioneer Funds

Enclosures

CC:	Terrence J. Cullen
Roger Joseph, Esq.
Christopher J. Kelley
Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Asset Allocation Trust Pioneer Solutions – Balanced Fund	811-21569

2	Pioneer Bond Fund	811-02864

3	Pioneer Diversified High Income Trust	811-22014

4	Pioneer Equity Income Fund	811-08657

5	Pioneer Floating Rate Trust	811-21654

6	Pioneer Fund	811-01466

7	Pioneer High Income Trust	811-21043

8	Pioneer High Yield Fund	811-09685

9	Pioneer ILS Bridge Fund	811-23172

10	Pioneer ILS Interval Fund	811-22987

11	Pioneer Mid Cap Value Fund	811-06106

12	Pioneer Money Market Trust, a series fund consisting of: Pioneer U.S. Government Money Market Fund	811-05099

13	Pioneer Municipal High Income Trust	811-21321

14	Pioneer Municipal High Income Advantage Trust	811-21409

15	Pioneer Real Estate Shares	811-07870

16	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Select Mid Cap Growth Fund	811-21460

17	Pioneer Series Trust III, a series trust consisting of: Pioneer Disciplined Value Fund	811-21664

18	Pioneer Series Trust IV, a series trust consisting of: Pioneer Balanced ESG Fund (formerly known as Pioneer Classic Balanced Fund) Pioneer Multi-Asset Income Fund	811-21781

19	Pioneer Series Trust V, a series trust consisting of: Pioneer Global Equity Fund Pioneer High Income Municipal Fund Pioneer Corporate High Yield Fund	811-21823

	Registrant	Investment Company Act Registration Number
20	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Flexible Opportunities Fund (and its wholly-owned subsidiary Flexible Opportunities Commodity Fund Ltd)	811-21978

21	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Multisector Income Fund Pioneer Global High Yield Fund	811-10395

22	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Equity Fund	811-07318

23	Pioneer Series Trust X a series trust consisting of: Pioneer Dynamic Credit Fund Pioneer Fundamental Growth Fund Pioneer Multi-Asset Ultrashort Income Fund	811-21108

24	Pioneer Series Trust XI , a series trust consisting of: Pioneer Core Equity Fund	811-01835

25	Pioneer Series Trust XII a series trust consisting of: Pioneer Disciplined Growth Fund	811-08547

26	Pioneer Series Trust XIV, a series trust consisting of: Pioneer Emerging Markets Equity Fund	811-09223

27	Pioneer Short Term Income Fund	811-21558

28	Pioneer Strategic Income Fund	811-09223

29	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Select Mid Cap Growth VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio

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